November 17, 2015

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Cecilia Blye
                   Chief, Office of Global Security Risk

Re:    NeoPhotonics Corporation
  10-K for Fiscal Year Ended December 31, 2014
  Filed March 16, 2015
  File No. 1-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (“NeoPhotonics” or the “Company”), the following information is in response to a letter, dated November 2, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K filed on March 16, 2015 (the “Form 10-K”).  The numbering of the paragraphs below corresponds to the numbering of the comments in the letter.  For the Staff’s convenience we have incorporated your comments into this response letter.

General

1.You state on pages 11 and 15 of the 10-K that in 2014 Huawei Technologies and Alcatel-Lucent accounted for 38% and 10% of your revenue, respectively. Recent news reports state that Huawei signed a memorandum of understanding with the Communication and Technology Ministry of Syria for developing communication technology. A separate news report states that Alcatel-Lucent is set to upgrade an undersea cable linked to Sudan. Additionally, you state on page 9 of your prospectus filed May 22, 2015 that you have employees in Africa and the Middle East, regions that include Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint venture or other direct or indirect arrangements. You should describe any products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company respectfully advises the Staff that it has no known past, current, or anticipated contacts with Sudan or Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint venture or other direct or indirect arrangements.  The Company has not directly, or to its knowledge indirectly, provided any products, information or technology to Sudan or Syria, nor does it have, nor has had, any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by such governments. Further, the Company does not plan to make any such sales or purchases or engage in any

2911 Zanker Road,  San Jose,  CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com

United States Securities and Exchange Commission November 17, 2015 Page 2

such transactions in the future. The Company also does not have any subsidiaries, branches, offices or employees in Sudan or Syria.

The Company conducts its business in compliance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as state sponsors of terrorism and to countries that are the subject of U.S. economic embargo or trade sanction programs.  The Company maintains a Global Export Compliance Program, which includes:

•a system of controls integrated with the Company’s internal financial reporting, sales, ordering and inventory systems;

•screening procedures designed to ensure that its products are not shipped to the sanctioned countries;

•a process for classifying the Company’s products and technology for export control purposes;

•export compliance training to relevant employees in the United States, China, Japan and other countries; and

•contracting processes, agreement forms and sales terms that require compliance with all applicable export control and sanctions regulations.

The Company has an export compliance committee and a review board to oversee the Company’s compliance program.

With respect to Huawei Technologies (“Huawei”) and Alcatel-Lucent, the products we sell to such customers are typically incorporated into larger telecommunications and data communications systems which are then sold by such customers to telecommunications providers and large enterprises.  Neither Huawei nor Alcatel-Lucent nor our other customers inform us of their specific customers or end use destinations for their integrated systems that include our products.  While we generally do not know the ultimate destination of our customers’ integrated systems, we confirm that we have not, to our knowledge, ever provided to Huawei, Alcatel-Lucent or any other customer any product customized for use in an end product exported to any party in Sudan or Syria.

Furthermore, as part of its export compliance program, the Company’s current form of standard terms and conditions of sale (i) notifies the customer that U.S. export control laws and regulations are applicable to NeoPhotonics products and (ii) requires that the customer warrant that it will comply in all respects with the export and re-export restrictions set forth in the export license for every product shipped by the Company to the customer.  Furthermore, the Company’s primary research and development agreement with Huawei acknowledges the parties’ obligation to comply with export control laws and provides that the parties agree that they will not use, transfer, distribute or transmit the applicable products (even if incorporated into other products) except in compliance with applicable export regulations.  Similarly, the Company primary global purchase agreement with Alcatel-Lucent provides that each party shall comply with the applicable export laws and regulations of the United States, France, the European Union and any other counties of the applicable affiliates of each party.

2.Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts

2911 Zanker Road,  San Jose,  CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com

United States Securities and Exchange Commission November 17, 2015 Page 3

of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As discussed in our response to Comment #1 above, the Company has no known past, current or anticipated contacts with Sudan or Syria and does not have any assets in such countries.  The Company has made no sales in, has shipped no products to, and has had no liabilities associated with Sudan or Syria during the last three fiscal years and the subsequent interim period.  To the Company’s knowledge, the Company has not provided any customer, including Huawei Technologies and Alcatel-Lucent, any product customized for use in any end product destined for any party in Sudan or Syria.  As a result, the Company does not believe that there exists a material investment risk for its security holders and does not anticipate any adverse impact on its reputation or share value arising from business activities associated with these countries.

Since the Company is not aware of any contacts with these sanctioned countries, it does not believe that the Company faces a material risk with regard to investor sentiment directed toward companies that have operations associated with Sudan and Syria.

* * * * * *

The Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2911 Zanker Road,  San Jose,  CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com

United States Securities and Exchange Commission November 17, 2015 Page 4

Please contact the undersigned at 408-621-1981 if you have any questions or require further information.

Sincerely,

/s/ Clyde R. Wallin
Clyde R. Wallin
Senior Vice President and Chief Financial Officer

2911 Zanker Road,  San Jose,  CA 95134-2125  USA  T +1.408.232.9200  F +1.408.456.2971  www.neophotonics.com